Exhibit 99.3

CERTIFICATION PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b) AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of Kingsway Financial Services Inc. (the “Company”) on Form 40-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William G. Star, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William G. Star
William G. Star
President and Chief Executive Officer
March 31, 2006

A signed original of this written statement required by Section 906 has been provided to Kingsway Financial Services Inc. and will be retained by Kingsway Financial Services Inc. and furnished to the Securities and Exchange Commission or its staff upon request.